Invest in Stackhouse

Main Street | Infrastructure | Female Founder | Smart Cities | Sustainability

We make homeownership more affordable, and downtown living more accessible

STACKHOUSE.LIFE TUCSON ARIZONA


STACKHOUSE
Affordable, eco-friendly, and easily transportable homes.



Ryan and I started Stackhouse because we wanted to live in a container home and there wasn't a way to do that and be able to move from city to city.

Janelle Briggs Co-founder & CEO @ Stackhouse

Why you may want to invest in us...

1. First to market homeownership solution for downtown cities
2. Patent Pending and Scalable Construction Technology
3. C suite with diversely experienced professionals within their fields
4. +50% Owner-occupied Reservations in 72 Hrs
5. A team with 100 Plus Years of Real Estate and Construction Experience
6. Reducing our impact is a priority, growing vertically allows us to use minimal ground-level space
7. Stackhouse is designed to meet the highest building and sustainability codes across the country
8. Our costs are lower than traditional builders allowing us to pass those savings to our residents

Why investors ❤ us

WE'VE RAISED $246,765 SINCE OUR FOUNDING

I chose to invest in Stackhouse because they solve the two biggest problems in the multifamily housing industry: affordability and sustainability. The Stackhouse concept was designed to be standardized for small infill lots and I believe this strategy will lead to exponential growth across the country.

The founders Janelle Briggs and Ryan Egan are talented, focused, and have great integrity. Their commitment to providing an attainable homeownership option in downtown cities is both commendable and clearly profitable. I am most impressed that they have been able to build a company that is sustainable as well as scalable.

Robert L. Davis Partner at Tango Commercial Real Estate

LEAD INVESTOR | INVESTING $20,000 THIS ROUND



I believe in more affordable urban living

Michael Spiegelman



I'm all about affordable housing while at the same time being able to be nomadic.

Jim Merchant

Lake Tahoe!

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Janelle Briggs

Co-founder & CEO

I gave a TEDxTalk about Stackhouse and our goal of creating a new form of homeownership. Standing on that stage was a dream of mine since I saw Brene Brown's talk a few years ago. I know that Stackhouse is "an idea worth spreading."

in



Ryan Egan

Co-founder & COO

Managed condo entitlement projects in San Francisco; responsible for site selection, construction & property management for 70+ automative repair stores in 5 states.

in



Randy Jacob

Architect

130+ design and construction projects incl. residential & large scale commercial developments

in



Crystal Royce

Chief Financial Officer

A CPA providing tax strategies to investors and entrepreneurs. Has owned and operated The Royce CPA Firm since 2013.

in



Marisa Dominguez
Chief Marketing Officer
Co-founder of NINE25 Design, award-winning marketing, design, and web agency. Marisa brings over 15 years of digital marketing and design experience.

In the news

Downloads

- stackhouse.mp4
- SH Tower Prototype-RDG.mov
- Stackhouse pitch-deck 7-20-20.pdf

The Stackhouse Story


STACKHOUSE
Affordable, eco-friendly, and easily transportable homes.

Stackhouse is the creation of Ryan Egan and Janelle Briggs. The entrepreneur duo has been committed to the Stackhouse revolution since 2017. The couple intends to be residents.




STACKHOUSE LLC

Ryan, a commercial real estate agent, worked a number of years in the condo development business in San Francisco. He witnessed displaced residents due to gentrification. That stoked a passion for creating an affordable living option that would never upend neighborhoods. There had to be a way to provide people who work in a city's hub an affordable option to live near where they worked. Stackhouse is the solution.


What is Stackhouse?
Watch later
Share

Owning a Stackhouse Container Home starts at $45k

We start by building the container from the floor up. We use refurbished (and thoroughly remediated) shipping containers. Using an online interactive ordering system, the resident selects their floorplan, paint colors, accent tile, and appliances throughout. Every detail is customizable allowing for maximum personalization. Then they select their space in the vertical community.

Stackhouse container homes have 320 sqft of interior space, 8.5ft. ceilings, and at least 160 sqft of private outdoor living space.



Studio



1 Bedroom



2 Bedroom/Flex Space



Move-in Ready Communities





Our vertical community towers are designed to quickly dock each container home. Our first development in Tucson will have spaces for 49 container homes. Rent for spaces starts 10% below the market rate for a studio apartment and includes all utilities - water, electric, trash, internet, and assigned parking. Pricing for rent varies by floor selection, size of private outdoor space, and views. The average rent for a 3rd-floor space, $1100/mo.



Stackhouse container homes are loaded from inside the structure.



Parking is available on the first floor, along with storage for bicycles and other large items.





All Stackhouse communities include Privacy Pods - the small 20ft containers are designed as flex spaces (think office, movie theatre, playroom, and snack bar on the rooftop deck) and can be reserved for individual or group use.



All spaces in the vertical community include a minimum of 120 sq ft of private outdoor space; privacy panels separate your personal space from the community amenities and help keep the noise to a minimum.



Stackhouse container homes and communities are ADA compliant and include two elevators and two staircases.



Community spaces are provided on each floor.



The rooftop deck boasts 360 views, plus a kitchen pod with BBQ grills and bathroom so no one has to leave the party!*





****Want to see even more? Click this link for a VR experience of the Stackhouse Vertical Community!****

Living the Stackhouse Life

We like to make a comparison to standard, conventional homeownership. This way the financial investment and value of Stackhouse can be compared to something with which everyone is familiar. The initial $45k investment goes directly to your custom container home. A Stackhouse container mortgage of $45k has a max term of 7 years. Whereas in a standard residential home, the buyer is typically in debt for 30-40 years.

Paying off a home in 3-7 years means gaining the freedom to choose what path your life takes. What could Stackhouse residents do with this extra money every month? What could they do with this freedom? We want people to live big, house-debt free, and be able to go anywhere they want.

Additionally, Stackhouse towers are built in cities, where traditional single-family homes are generally not available. Below you can see how Stackhouse compares to an apartment in terms of cost.



The Customer Experience | Price Point

	Stackhouse Tucson - 500 sqft "Post-recession Joe"	Stackhouse Tucson - 500 sqft "Recession-proof Jane"	Tucson Two East Congress - 506 sqft	San Francisco 65 Buena Vista East - 482 sqft
Container Home	$891	$0 Cash	$0	$0
Rent	$650	$1,200	$1,040	$3,795
Utilities	$0	$0	$160	$145
Cable/Internet	$0	$0	$108	$108
Parking	$0	$0	$125	$450
	$1,541	$1,200	$1,433	$4,498

In regards to the monthly fee to dock in our vertical community, consider that the average cost of utilities, property taxes, and maintenance on a conventional home could easily average $800-1,200k per month. Conventional homeowners accustomed to surprise expenses recognize how difficult it is to plan ahead or save. Stackhouse understands this dilemma homeowners face and we are providing a cost-effective and consistently priced homeownership solution for many of the globe's metro-urban areas.

Remember, you don't have to dock in our communities. Stackhouse Container Homes are available for individual purchase. Once your custom container is completed, we can ship it wherever you'd like. However, if you'd like to stick with us and have the ability to live and travel, pricing to dock your container in one of our downtown towers varies by location, floor selection, and a few other key factors. Living in a Stackhouse community is not a requirement. However, docking your home in a Stackhouse community provides instant access to electricity, water, cable, internet, waste, parking, and property maintenance. There's no need to contact providers as we take care of all the details. We also provide community amenities such as BBQ / entertaining areas, private patios, and common areas on each floor of the tower. We are also introducing Privacy Pods or reservable flex spaces, available for exercise, leisure, reading etc.

Community amenities include areas designated for socializing. There will be yoga and bbq pods. Privacy pods for reading or personal meetings and common spaces for quick stops. Each unit is equipped with an energy-efficient split air conditioner/heater unit and private patio.

Stackhouse Communities are eco-built for sustainable futuristic living. Our vertical developments are built to adhere to San Francisco's stringent building code – one of the world's most rigorous cities in which to build. Our communities incorporate rainwater harvesting and solar power mining.


25 Cities by 2025
Atlanta, GA
Austin, TX
Boston, MA
Charlotte, NC
Dallas, TX
Denver, CO
Detroit, MI
Houston, TX
Indianapolis, IN
Kansas City, MO
Louisville, KY
Memphis, TN
Minneapolis, MN
Nashville, TN
New York City, NY
Oklahoma City, OK
Portland, OR
Raleigh, NC
Salt Lake City, UT
San Antonio, TX
San Francisco, CA
San Jose, CA
Seattle, WA
St. Louis, MO
Washington, DC

Moveable Lifestyle

We're building the first Stackhouse community in Tucson. We are slated to complete 25 additional communities across the United States by 2025, with plans to go international by 2030. Expansion of the communities allows the ability to move for work, family, or an extended vacation. Our team will take care of all the moving details providing a stress-free relocation.

Our Audience


Age 25-40
25.3 mil est. size
Downtown-City Lifestyle
First Time Homebuyers
Age 55+
47.7 mil est. size
Entering retirement, reducing expenses
Frequent travel

We believe Stackhouse's product and lifestyle are in line with Millennials and Boomers. Today, these two demographics are going after the same housing market. By positioning Stackhouse as an affordable, sustainable, and moveable, modern luxury living solution we are promoting the resident's sense of ownership, freedom, and community belonging. We inspire to empower our residents to live in the moment instead of waiting until they retire years down the road. By providing a modern affordable housing solution we hope to do just that.

Patents

Stackhouse is actively acquiring patents for our innovative building design, container lift mechanism, and other proprietary elements.

Stackhouse position in Q2/2020

Currently, we have 29 of 50 units secured with a paid-reservation for our initial location in Tucson, Arizona. We purchased 941 N. Stone Avenue in Tucson, Arizona with a loan from The Naked Alpha Fund.


LIMITED SPACE AVAILABLE
Luxury Living in Downtown Tucson
DOWNTOWN TOWER
941 N STONE AVE
One block North of Speedway
STACKHOUSE
TOWER RESERVATIONS @ Stackhouse.life

Our Growth Strategy

After the completion of the Tucson location, we will shift our focus to building in the next 25 markets, beginning with Denver, Austin, San Antonio, and Seattle. We already have relationships with property owners, developers, and/or real estate brokers in each of these markets.

Because we start marketing once once we place a property under contract, we will be able to accurately gauge interest via our online reservation system. If we do not secure sufficient reservations for the development during the due diligence period, we will not build in that location. This risks only our time, and the costs of transportation and marketing to solicit early adopters. That being said, we have done extensive research into our target cities and are confident that we've selected the right markets.

Stackhouse Exit Projections

Year	Towers	Units	EBITDA - 20% Management Cost	Price at 9.45 Multiple	Asset Equity	Tower Assets	Gross Value
1	Tucson	49	$183,743	$1,736,371	$800,000	$4,000,000	$5,736,371
2	1	49	$662,241	$6,258,174	$2,200,000	$11,000,000	$17,258,174
3	4	98	$2,007,632	$18,972,126	$6,400,000	$32,000,000	$50,972,126
4	8	196	$3,770,129	$35,627,716	$12,000,000	$60,000,000	$95,627,716
5	16	392	$7,231,273	$68,335,528	$23,200,000	$116,000,000	$184,335,528
6	25	784	$14,344,768	$135,558,061	$35,800,000	$179,000,000	$314,558,061
7	32	1,568	$18,049,253	$170,565,437	$45,600,000	$228,000,000	$398,565,437
8	64	3,136	$35,383,132	$334,370,601	$90,400,000	$452,000,000	$786,370,601
9	128	6,272	$69,497,997	$656,756,071	$180,000,000	$896,000,000	$1,556,756,071
10	256	25,088	$136,599,820	$1,290,868,302	$359,200,000	$1,796,000,000	$3,086,868,302

The table above reflects our possible exits by year. This income assumes an average infill development based on our current design, local labor, and an average land costs of $2M. By owning both the land and the income stream we increase our options both as we grow and upon exit. Please note that these figures do not include projections from licensing our patent portfolio; resorts, mineral exploration, agriculture, oil and gas, manufacturing and the military are all industries that have housing/accommodation needs that we meet. By licensing our portfolio we can significantly increase our cash flow without the risk of increased competition in the urban residential market.

Since we are an LLC offering a convertible note, we do not currently have a price per share. A convertible note is a loan that converts into equity after the company has an equity financing event. It is most common among early-stage technology startups that intend to later raise venture or some other form of capital. Upon such an event your investment would convert to stock at a discount. Essentially whatever they buy for a dollar you can buy for 80 cents up to your principal plus interest.

We're offering a 2 year Note, with a 20% discount, and 8% interest. Our valuation is based on both the value of the physical tower asset once built and the income stream generated by the development.

We anticipate a raise of $500k, once converted to equity will represent a 13% ownership interest, at a $5M valuation. Dividends/distributions will be allocated by ownership interest. Our goal is to build 25 locations over the next 5 years. In year 5 we anticipate the annual dividend for a $5,000 investment to be approximately $9,000. Because we designed the Stackhouse vertical community to be replicable and modular, we'll be able to build in cities across the country much faster than our competitors. In year 10 with spaces available for 25k container homes, we project the annual payment to be as high as $350,000.

Key:

"Year 2" begins the day we complete construction on the Tucson location

Towers: The total number of vertical communities built, **excluding** Tucson

Units: Total number of docking spaces

Price at 9.45 Multiple: The multiplier is based on an industry average for REITs (Real estate Investment Trusts), the closest equivalent to the Stackhouse business model.

Asset Equity: The amount of equity Stackhouse will need to hold in the developments

Tower assets: The value of all Stackhouse developments including land

Gross Value: Tower Assets + ((EBITDA-20% Management Cost) x 9.45)

Meet the Team

The Stackhouse team is composed of industry professionals with deep knowledge of their subject matter and years of professional experience. We are grateful to work with a diverse group of folks who are the best at what they do.

Chief Executive Officer - Janelle Briggs



A feminist, entrepreneur, author & speaker committed to social justice, Dr. Janelle Briggs understands the value and beauty of humanity and, more importantly, how to disseminate a message of inclusion and social change. Janelle is the co-founder and CEO of Stackhouse — a Tucson, Arizona-based container living company specializing in eco-friendly, elevated living alternatives to the rising cost of urban housing.

A lifelong lover of academia, Janelle holds a Bachelor of Business Administration and a Master of Arts in Communication Studies from the University of Louisiana-Monroe in 2007 and 2009, respectively. While working toward her doctorate, Janelle performed extensive research in the areas of feminist and political theory — both of which beautifully intertwined to greatly influence her advocacy work. The additional education and experience catapulted her expertise while she honed her skills and cemented her communication methods as accessible, inclusive and empowering. She received her Ph.D. in Speech Communication from Southern Illinois University in 2014.

Chief Operating Officer - Ryan Egan



Ryan Egan is a native Tucsonan who has been working in real estate his entire life. As the son of a commercial broker, he began tagging along to property showings at the age of 5. Since then, Ryan has worked in both residential and commercial real estate throughout the southwestern United States his specialty being unit entitlement and commercial development in San Francisco. While working in San Francisco it became apparent that large developments were driving longtime residents and middle-class workers out of the city's center. Inspired by the tiny house movement and a commitment to attainable housing for all, Ryan now draws on his entitlement experience developing a completely new form of urban home ownership. After years of research and the support of his partner, Janelle Briggs, Ryan founded Stackhouse. Stackhouse is a revolutionary housing alternative to the high-priced options available to city dwellers over the last century.

Architect - Randy Jacob, *RJDG Collaborative*



Randel Jacob has been a principal in the design-build profession since 1985 and is a 4th generation Tucsonan with family roots dating back to 1890. Jacob graduated from Sabino High School in Tucson in 1983, then obtained his Bachelor of Architecture degree from the University of Arizona in 1989. Jacob has extensive experience as an Architect, General Contractor and owner/ principal, and holds an NCARB certificate and am licensed in Arizona and Texas.

Jacob formed Randel Jacob Design Group, PLLC, a successful architecture and construction firm, in 1999. RJDG has completed over 130 design and construction projects ranging from complex residential projects, to the planning and feasibility of large scale commercial development. Using it's many years of construction related experience, in January 2017, Randel Jacob Design Group pivoted the business focus to strictly Architecture and Construction Administration Services. With efficiencies in agile and mobile design and communication and analysis, RJDG is uniquely poised to succeed in this evolving economic climate.

Chief Financial Officer - Crystal Royce, *The Royce CPA Firm*



Crystal Royce is an accountant turned entrepreneur with a passion for studying business. Inspired by books such as the E-Myth and The Checklist Manifesto she's on a mission to help Stackhouse build repeatable and organized processes to maintain financial clarity, transparency, and strength. Crystal uses her background as a CPA Tax Strategist to ensure that all tower investors have the opportunity to utilize the special tax benefits afforded to them through this project.

Crystal is licensed as a Certified Public Accountant and as a Certified Fraud Examiner. She holds a Bachelor of Science in Accounting from the University of Arizona, and is active in the start-up community by volunteering for the Desert Angels Screening Panel, and serving as a Tax Expert Panelist for the semi-annual Innovation Summit at the Arizona Center for Innovation.

Chief Marketing Officer, Marisa Dominguez, *NINE25Design*



Marisa Dominguez and Correne Hankins are the founders of NINE25 Design – a small digital design agency based in Tucson, Arizona. Marisa is the agency's lead designer and WordPress developer and Correne is the art director and photographer.

Native Tucsonans, Marisa and Correne are graduates of The Art Center Design College, recently renamed Southwest University located in Tucson. Marisa received her BA in Graphic Design, while Correne obtained her BA in Advertising & Marketing. Since 2016, they have been providing their national clientele with high quality, bespoke web and interactive digital solutions – solutions, required in today's modern marketplace to build social, external and internal credibility.

Legal Counsel:

Thrasher Law Offices

Thrasher Law Offices PLLC is the premier boutique law firm in the Southwest specializing in real estate, finance, and corporate transactions. Our attorneys are ready to guide you as you make the critical decisions that will shape the future of your business. We represent clients across all industries, advising them on complex matters and structuring transactions for real estate development and acquisitions, commercial leasing, secured financing, private placements and business acquisitions.

Matt Thrasher



Matt represents entrepreneurs, financial institutions, real estate developers, and other companies and individuals. He handles an array of corporate, finance, real estate, and general business matters. Matt earned a Bachelor of Arts from Occidental College and graduated from Vanderbilt University Law School. He is licensed to practice in Arizona and Texas.

Christopher Ambrosio



Christopher's practice involves helping clients meet their business and real estate challenges and achieve their goals. Chris offers his clients a practical, business approach to solving problems. Chris graduated from the University of Arizona with a Bachelor of Science in Finance and earned his J.D. from the University of Arizona James E. Rogers College of Law.

Nguyen & Tarbet

Nguyen & Tarbet specializes in intellectual property law with offices located in Irvine, California and Tucson, Arizona. Our attorneys provide professional and quality legal counseling on all intellectual property matters across several industries and technology sectors. In addition to procuring patents, we also provide legal opinions on the patentability of inventions, assist in strategic planning and patent portfolio management, conduct due diligence investigations, patent re-examinations, and perform in-depth analysis on issues relating to patent validity, patent infringement and freedom-to-operate. Patent attorneys and professionals at Nguyen & Tarbet are highly skilled, having earned technical and advanced degrees in science and engineering, as well as having substantial work experience in both law and technical disciplines.

Quan Nguyen



Quan concentrates his practice in patent procurement, opinion work (patentability/validity/freedom to operate analysis), intellectual property management, as well as general counseling with particular expertise in biotechnology, chemistry, and medical devices. Prior to forming Nguyen & Tarbet, Quan was a Partner at Chandler & Udall in Tucson and a Partner at Cozen O'Connor, a national law firm based in Philadelphia. Quan also has in-house experience at Ionis Pharmaceuticals, where he was Assistant Director of Patents.

TEDxTalk

Watch Stackhouse CEO, Dr. Janelle Briggs, deliver her TED Talk at the [r]evolution conference in Tucson, September 2019.


TEDx
Tiny House Communities | Janelle Briggs | TEDxTucson
Watch later
Share

Testimonials

Check out what our community members have to say about Stackhouse:

Zach Yentzer - Executive Director at Tucson Young Professionals

Zach tells the stories and strategies of the people and ideas shaping Tucson's future, a future closer than we think, and with a potential greater than we know.

He is the host of The Tipping Point on AM 1030 The Voice, a daily news and talk program in Tucson. He is also the Executive Director of Tucson Young Professionals, a membership organization focused on the retention, attraction and promotion of young professionals aged 21-45 in Tucson.


Stackhouse Testimonial - Zach Yentzer
Watch later
Share
ZACK YENTZER
Tucson Young Professionals
Join us @
wefunder.com/stackhouse.tucson/join
#backthestack

Ashley La Russa, Founder of Roux Events

Ashley La Russa is the owner of Roux Events LLC, an event management company that coordinates special projects, programs and events for nonprofit organizations. She collaborates with community leaders on initiatives that foster equity, diversity and inclusion. Her management experience and life lessons help her provide organizations and community leaders with creative solutions.


Stackhouse Testimonial - Ashley La Russa
Watch later
Share
ASHLEY LA RUSSA
Roux Events
STACKHOUSE
Join us @
wefunder.com/stackhouse.tucson/join
#backthestack

Anna Darian - Incubator Services Coordinator at FORGE

Anna comes to Forge with 10+ years of global project management experience in community and economic development. Most recently, Anna founded a story coaching business specializing in teaching entrepreneurs the art of storytelling. Clients included the Nordic Innovation House, Female Founder School, and Runway Innovation Hub in the San Francisco Bay area. Prior to this, she served with the City of Phoenix's economic development team, leading strategic revitalization and transit-oriented development projects. Anna is a third generation University of Arizona alum. She holds a bachelor's degree in Political Science from the University of Arizona and a master's degree in Urban Planning and Policy from the American University of Beirut, with a research focus in informal housing and economies.


Stackhouse Testimonial - Anna Darian
Watch later
Share
ANNA DARIAN
FORGE
STACKHOUSE
Join us @
wefunder.com/stackhouse.tucson/join
#backthestack

Alex Parisi - Creative Director at Sonder Agency

Alex Parisi is a designer and creative director at Sonder Agency in Tucson, Arizona. With over 16 years of professional experience, Alex is specialized in designing visual brand identities, interactive user interfaces and overall good visual communication.


Stackhouse Testimonial - Alex Parisi
Watch later
Share
ALEX PARISI
Sounder Agency
STACKHOUSE
Join us @
wefunder.com/stackhouse.tucson/join
#backthestack

Eric Freeman, CPA at BeachFleischman

Eric Freeman is a Tax Senior Manager for BeachFleischman PC and has been with the firm for 7 years. Eric has a Master of Accounting with a focus in tax. He has spent most of his career focusing on real estate transactions and partnership taxation. Eric has consulted on many complex transactions including multi-asset exchanges, mergers, consolidations, buy-outs, cost segregation studies and transaction formation. He also has a wide variety of experience with international issues as they relate to real estate, including both inbound and outbound transactions. Most recently, Eric has given numerous speeches, written articles and consulted on issues related to Qualified Opportunity Zone Funds. His client base includes real estate developers, property owners and property managers that operate with 2 million to 7 million square feet of real estate, both multifamily and commercial.


Stackhouse Testimonial - Eric Freeman
Watch later
Share
ERIC FREEMAN
CPA at Beach Fleischman
STACKHOUSE
Join us @
wefunder.com/stackhouse.tucson/join
#backthestack

Samantha Bounkeua, Professional Musician and Activist

Classical violinist gone rogue, Samantha Bounkeua aka RogueViolin, is a queer experimental musician, composer and producer specializing in non-traditional violin performance. A graduate from the Oberlin Conservatory of Music, she's performed internationally as a guest artist with the Southern Arizona Symphony, New Mexico Symphony, Oberlin Contemporary Music Ensemble, Britten-Pears New Music Festival, Festival de Opera San Luis, the Rogue Theatre and more. She also appears regularly with Tucson, Arizona music projects including Two-Door Hatchback, Sapphocracy & ChamberLab. In Fall 2019, Samantha was awarded a stART mini-grant from the Arts Foundation for Tucson and Southern Arizona to complete an album about queer subculture, and has been commissioned to write music for the Binational Encuentro (an event about the female migratory experience), ChamberLab, LuftBassoon, Hawkins Dance Company and more. In 2015, Samantha began her position as the personal assistant and project manager to Tim Collins, one of the world's most recognized rock band managers and former manager to Aerosmith and Steven Tyler. In January 2020, Samantha is planning to launch Harbor Lighthouse Studios, an all-inclusive music publishing company, with her business partner, Jeffrey Anthony, a nationally esteemed drummer, producer, and original Music Genome Project team member.


Stackhouse Testimonial - Samantha Bounkeua
Watch later
Share
SAMANTHA BOUNKEUA
STACKHOUSE
Join us @
wefunder.com/stackhouse.tucson/join
#backthestack

Korey Schultz, Realtor at Coldwell Banker

Korey Schultz is a Licensed Realtor who joined Coldwell Banker Residential Brokerage after moving to Tucson from the Pacific Northwest in 2017. For the past 10 years, Korey has been working to build resilient and joyful communities while working as an Operations Manager, Sales Manager, and Business Strategy Consultant for numerous for-profit and nonprofit organizations. Korey spent almost a decade working in critical roles within the nonprofit sector, and he believes that helping clients to achieve their goal of homeownership is the best way to help families develop valuable assets and security. The focus and care he provides his clients will demonstrate his desire to help build extraordinary futures for families across Southern Arizona.


Stackhouse Testimonial - Korey Schultz
Watch later
Share
KOREY SCHULTZ
Coldwell Banker
STACKHOUSE
Join us @
wefunder.com/stackhouse.tucson/join
#backthestack

Babe Kilgore, The Chief Nerd at N.E.R.D. Power

Babe Kilgore is an author and serial entrepreneur. His programs and companies have generated over 500 Million in sales, and counting. Babe has studied the art of sales and communication for the past 15 plus years. His knowledge of the nuances of communication, both verbal and non-verbal, is clearly apparent in his writing. His high level understanding of sales, communication, and business has secured him positions on the board and in advisory roles for several large companies. Nerd Power's mission is to attract the best Nerds on the planet and "Nerdify" customers with innovative solutions that reduce energy consumption and produce clean, renewable energy.


Babe Kilgore Testimonial - Owner/ President of Nerd Power
Watch later
Share
NERDPOWER
Babe Kilgore
Testimony

Aaron Gopp, CEO at Patter

Aaron Gopp is the CEO of Patter, a SaaS platform that allows companies to develop their brand around the entire organization allowing them to realize the value of their brand beyond the marketing department.

Aaron is a Tucson, Arizona native and University of Arizona graduate. When he's not spending time with this wife and kids (including his young twins), he can be found exploring local craft breweries or rewatching Dumb and Dumber.


Stackhouse Testimonial - Aaron Gopp
Watch later
Share
AARON GOPP
Patter
STACKHOUSE
Join us @
wefunder.com/stackhouse.tucson/join
#backthestack

Dre Thompson, Executive Vice President at Startup Tucson

Dre Thompson is the Executive VP at Startup Tucson and the Festival Director of TENWEST Impact Festival. She is delighted everyday that she has landed her dream job which brings together her diverse background in community development, research and education, startup businesses, and also creative entrepreneurship. Her passion is to build a more beautiful, more innovative, and more equitable community where all people have the opportunity, resources, and support to build their own dream jobs too.

Dre has Master's degree in social science from the University of Chicago. In the Tucson community, Dre serves as the Governance Chair on the Board of Tucson Young Professionals and serves on the Talent Attraction and Retention Taskforce at the Tucson Metro Chamber.


Stackhouse Testimonial - Dre Thompson
Watch later
Share
DRE THOMPSON
Startup Tucson
STACKHOUSE
Join us @
wefunder.com/stackhouse.tucson/join
#backthestack

Jacqui Bauer, co-founder and CEO of RentLab

Jacqui developed the RentLab concept in partnership with colleagues (including Matt) while serving as the first sustainability coordinator for the City of Bloomington, Indiana, where she spearheaded energy efficiency, waste reduction, active transportation, and renewable energy programs throughout the community. During this time, she also served in leadership positions with the Urban Sustainability Directors Network, co-chairing the Innovation Fund Committee and as a member of the Planning Committee. Prior to her work with the city, she served as the assistant director of the Ostrom Workshop at Indiana University under Nobel Prize winner Elinor Ostrom, and as the state director of the Indiana Rural Community Assistance Program, where she worked with rural communities to improve access to clean water supplies and adequate sewage treatment. She holds master's degrees in Public Policy and Environmental Science from the School of Public & Environmental Affairs at Indiana University, and a bachelor's degree in Japanese Language from the University of Michigan.


Stackhouse Testimonial - Jaqui Bauer
Watch later
Share
JACQUI BAUER
Rent Lab
STACKHOUSE
Join us @
wefunder.com/stackhouse.tucson/join
#backthestack

Mike Peel, Statewide Sustainability Director at Local First Arizona

Mike is the Statewide Sustainability Director at Local First Arizona, a nonprofit organization that celebrates independent, locally owned businesses. They support, promote and advocate for a strong local business community and raise public awareness of the economic and cultural benefits provided by strong local economies. Local businesses contribute to a sustainable economy for Arizona and build vibrant communities we're all proud to call home.

Mike is a dedicated localist and loves working on creative community partnership efforts while spending time at some of his favorite businesses. Mike enjoys Loft Cinema, Rialto Theatre, and any local record stores including PDQ Records, Wooden Tooth, and Zia.


Stackhouse Testimonial - Mike Peel
Watch later
Share
MIKE PEEL
Local First AZ
STACKHOUSE
Join us @
wefunder.com/stackhouse.tucson/join
#backthestack

Vi Nguyen, CEO and co-founder of Homads

Vi Nguyen is the CEO and co-founder of Homads, a real estate platform that helps people relocate well by using smart technology to locate neighborhoods as unique as them.

About Vi: I went from ESL to becoming valedictorian. I made my first dollar in first grade by trading in soda cans I found. I made my second dollar by convincing the principal to let me trade the school's soda cans for cash. I spent most of my 20's living a 4 hour work week as a digital nomad until I got tired of beaches. Without the technical know-how, I assembled a team, brought in expert advisors, and launched a tech startup. One of our customers loved our product so much, he joined our sales team!


Stackhouse Testimonial - Vi Nguyen
Watch later
Share
VI NGUYEN
Homads
STACKHOUSE
Join us @
wefunder.com/stackhouse.tucson/join
#backthestack

Jennifer Spoelma, Author, Speaker, Podcast Host

Jennifer Spoelma is an author and speaker on topics related to women's relationship to work and their experience in the workplace. She's the host of the Career Foresight podcast and author of Tell It Well: How to Discover, Own and Share Your Story Well, and ALIGNED & CREATIVE: How to Build the Career You Actually Want as a Creative Professional, forthcoming.


Stackhouse Testimonial - Jennifer Spoelma
Watch later
Share
JENNIFER SPOELMA
Business Owner
STACKHOUSE
Join us @
wefunder.com/stackhouse.tucson/join
#backthestack

Investor Q&A

– COLLAPSE ALL

What does your company do?

Stackhouse is a real estate development company doing things a little differently. We create vertical communities for luxury shipping container homes in major metropolitan areas across the world.

Where will your company be in 5 years?

In five years, we hope to become the #1 container community builder in the U.S. We aim to have locked down licensing deals across the states to continue adding destinations for our homeowners. We envision that Stacked Commercial Spaces will have been added to our mixed use developments and we hope that have begun building internationally. These projections cannot be guaranteed.

Why did you choose this idea?

Ryan and I started Stackhouse because we wanted to live in a container home and there wasn't a way to do that and be able to move from city to city.

How much does each container cost?

Pricing starts at $45k. You get to pick your floor plan, appliances, kitchen, and bathroom. We provide an assortment of options to allow you maximum control. Every detail is up to you.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

While the other big developers were focused on charging more for less, we took the opposite approach. We read the code and figured out that by building smarter we could deliver more for our residents, our investors, and team. This approach is anathema to traditional development practices where the 7 year cycle is a law of nature and limiting demand is the only path to profitability. We gain a new American every single second and land is finite. It was only a matter of time before the efficiencies of mass production are applied to housing. That fact coupled with a supreme court decision limiting the City of San Francisco's right to regulate HUD housing told us the market was ripe. A trip to meet the largest mobile home manufacturers in the country taught us our competition isn't interested in providing a comparable product or housing our target customers.

How far along are you? What's your biggest obstacle?

We have purchased a property in Tucson, Arizona where we will build the first-ever vertical shipping container community. We have partnered with a local bank and investor to secure 90% of the cost of construction for the Tucson community. This development is already 50% reserved by owner-occupied tenants.

Who competes with you? What do you understand that they don't?

While there are many container home builders across the country, our homes receive a national certification from the Department of Housing and Urban Development which allows our residents to move their container home in any of our towers across the country. At Stackhouse, we understand and embrace that the world is changing and we need homes that move and grow with us, not the other way around. Other companies working to create new access points into the housing market include Common, Kasita, New Story, and Blokable.

How will you make money?

As a real estate developer, we make money on the monthly membership fee paid by our residents. We are cognizant of the sometimes tense relationship people have with their landlords and that's why we're proud to say that we will be living in our vertical communities right next to our residents. We are building this business because we want to live this way and believe that we can make an honest living doing so. Our margins are comparable or better than traditionally built apartments and condominiums. As we build across the country, we will add new business lines including container home transportation management between communities, a national MLS system for our residents to buy-in our sell-out of the Stackhouse lifestyle, as well as licensing our technology to other like minded real estate developers.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We have 2 primary risks. One cultural and one practical. If marketed poorly or with the usual developer approaches, Stackhouse could come to be seen as just another attempt to profit off the working class. The second risk, while real, is not unique to Stackhouse. Ask any real estate developer and they will tell you that the number one thing that kills a project is change orders. A change order occurs when the builder is unable to construct the project as designed by the architect. To solve this problem, we brought on Randy Jacob as our architect and construction manager. Randy has 20+ years of experience as an architect and general contractor which means he knows how to build what he designs. Randy's experience will enable us to ensure that our sustainably designed communities are built efficiently and with minimal change orders.

What sets Stackhouse apart from the competition?

Stackhouse is the first company in the world to build vertical container home developments that allow residents to move their homes from city to city. We are democratizing the real estate industry and giving everyone access to a beautifully designed custom home for the price of an SUV. No other developer can match our construction processes, our vertical communities are thoroughly protected from competition (patents pending), and our homeowner-centric values ensure our communities will be vibrant, inclusive spaces.

How much does each Stackhouse tower cost to build?

We estimate an approximate cost of $125/sq ft, for a total build cost in Tucson of $3.3M.

Financials

Stackhouse has financial statements ending December 31 2019. Our cash in hand is $20,889, as of May 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,300/month.

At a Glance

January 1 to December 31

$2,600	-$14,822	$0
Revenue	Net Loss	Short Term Debt

$120,000	$20,889
Raised in 2019	Cash on Hand As of 05/19/20

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Stackhouse is a real estate development company doing things a little differently. We create vertical communities for luxury shipping container homes in major metropolitan areas across the world.

In five years, we hope to become the #1 container community builder in the U.S. We aim to have locked down licensing deals across the states to continue adding destinations for our homeowners. We envision that Stacked Commercial Spaces will have been added to our mixed use developments and we hope that have begun building internationally. These projections cannot be guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Stackhouse, LLC was incorporated in the State of Arizona in December 2017.

Since then, we have:

- For the price of a new SUV, you can own an energy-efficient luxury apartment.

- We'll build vertical communities to dock your home in cities across the U.S.

- When you want to move, we'll relocate your home to one of our many communities across the US.

- Stackhouse is designed to meet the highest build and sustainability codes across the country.
- We sell a better home for less money at a profit. A healthy one.
- Reducing our imprint is a priority, growing vertically allows us to use minimal ground-level space.
- We make container living an elevated alternative to the rising cost of urban housing.

Historical Results of Operations

Our company was organized in December 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $2,600 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $126,267, including $220 in cash. As of December 31, 2018, the Company had $73 in total assets, including $73 in cash.
- *Net Loss.* The Company has had net losses of $14,822 and net losses of $2,013 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $120,000 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $120,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Stackhouse, LLC cash in hand is $20,889, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,300/month, for an average burn rate of $1,300 per month. Our intent is to be profitable in 10 months.

Since the date of our financials, we have continued developing our construction documents, completed soil testing, and contracted with a team of civil and mechanical engineers.

Over the next 3-6 months we will deploy significant capital to construct our prototype vertical container community. The expected total construction cost is $3.3M. Once the community is built and the container homes are installed we will begin receiving rental income. We anticipate completing construction in Q1 2021.

At this time we do not have any other sources of capital on which to rely. We will continue meeting with individual accredited investors and venture capital firms, as well as aggressively market our Wefunder campaign.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-570%	100%	-12%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
N/A	$1,300	0%
Revenue to Receivables:	**Debt Ratio:**	
~	95%	

Stackhouse LLC - Reviewed Financial Statements For Period Ending December 31 2019 1 .pdf

Risks

1. Additional Capital - We estimate needing a total of $3.3M to complete construction of Stackhouse Tucson. If we don't raise that full amount, completing construction is unlikely to happen.

2. Novelty - Unfortunately there is a stigma surrounding manufactured homes and some people have even compared our vision to the dystopian future portrayed in “Ready Player One.” However, television shows like “Container Homes” and “Tiny House Nation” have taken the world by storm and clearly show that while living in a shipping container is still a pretty radical concept, consumers are clamoring for a homeownership option that meets their budget.

3. Consumer Adoption - Stackhouse will be subject to the same business and real word risk of comparable condo development. High vacancy rates and tenant turnover will negatively affect our bottom line. Our financial projections currently show a 10% vacancy rate.

4. Municipal, State, and Federal regulation - Stackhouse vertical communities are considered multi-family developments and can be built on any piece of property zoned for multi-family use that does not specifically prohibit manufactured or container homes. Our shipping container homes receive a HUD tag and are considered legal residences in all 50 States. Governing bodies could choose to outlaw our code-compliant developments.

5. Competition - The real estate market has no shortage of skilled and highly-funded players. Our goal is to partner with like-minded developers across the country and license our technology so that we can build a robust community of Stackhouse towers in the best locations.

6. Innovations in 3D printing - 3D printing could drive down the costs associated with building a house. This is great news for our industry but does make our mode appear to be less cost-effective. The difference to remember is that our homes are built in durable shipping containers, designed to move frequently without losing their structural integrity.

7. Cost of Construction - Our towers are Type 1 steel construction and fluctuations in the price of steel, labor, and logistics all impact our final cost of construction. Managing these costs will be essential to our ability to maintain profitability.

8. Homeownership requirement - Stackhouse vertical communities are a homeownership solution to the affordable housing crisis and we require that all units be owner-occupied. By expressly forbidding individuals from purchasing our units and renting them out, we have effectively eliminated a potential customer segment. If you are interested in licensing our technology, please feel free to email us: questions@stackhouse.life.

9. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

10. Crystal Royce is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

11. Change Orders/Engineering Risks: Anytime you do something for the first time you should expect to be surprised by something. While we have worked hard to seek out existing systems and technology to minimize this risk, the bottom line is that some things you can only learn by doing. Our construction cost projections include a $500k emergency fund and a 10% cost-overrun.

12. COVID-19: The global coronavirus pandemic is a cause of concern as construction sites involve many people in close proximity. We are committed to ensuring the safety and health of our contractors and employees. Additionally, banking resources are constrained and lending institutions have the ability to delay funding new projects in favor of government banked loans.

13. Incomplete Fundraise - The construction financing we've lined up requires a 10% ($500k) equity stake. We are actively pursuing accredited investors independently of this Wefunder raise.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Bob Davis	Real Estate Broke @ Tango Commercial Real Estate	2017
Ryan Egan	COO @ Stackhouse	2017
Janelle Briggs	CEO @ Stackhouse	2017

Officers

OFFICER	TITLE	JOINED
Crystal Royce	CFO	2019
Ryan Egan	COO	2017
Janelle Briggs	CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Ryan Egan	Membership Interests	46.5%
Janelle Briggs	Membership Interests	46.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$59,236	Convertible Note
07/2019	$120,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
The Naked Alpha Fund	07/01/2019	$120,000	$120,000	10.0%	06/30/2021	Yes

Related Party Transactions

Name	Margaret Egan
Amount Invested	$0
Transaction type	Other
Issued	06/28/2019
Relationship	Parent

The party pledged a second real property asset as additional collateral for the transaction to acquire 941 N. Stone

Use of Funds

$100,000	50% - Funds will be used to cover legal and filing fees to secure our patent portfolio 43.5% - Funds will be used to entitlements and permits for our Tucson proof-of-concept development 6.5% - Wefunder Fees
$500,000	10% - Funds will be used to cover legal and filing fees to secure our patent portfolio 10% - Funds will be used to entitlements and permits for our Tucson proof-of-concept development 73.5% - Funds are placed into an Escrow account as the equity stake needed to release our construction loan, allowing us to build the first container home development of its kind anywhere in the world. 6.5% - Wefunder Fees
$1,070,000	5% - Funds will be used to cover legal and filing fees to secure our patent portfolio 5% - Funds will be used to entitlements and permits for our Tucson proof-of-concept development 50% - Funds are placed into an Escrow account as the equity stake needed to release our construction loan, allowing us to build the first container home development of its kind anywhere in the world 33.5% - Funds are placed in an Escrow account and will be deployed to purchase land and begin the entitlement process in our 25 target cities across the United States 6.5% - Wefunder Fees

Capital Structure

This is an LLC with no issued units.

The Funding Portal

Stackhouse is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.